OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

NVIDIA Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67066G104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67066G104	13 G	Page 2 of 10

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Jen-Hsun Huang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,792,744(1)
	6.	Shared Voting Power 22,255,104
	7.	Sole Dispositive Power 6,792,744(1)
	8.	Shared Dispositive Power 22,255,104
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,047,848(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN
(1) Includes 6,792,744 shares issuable pursuant to options exercisable within 60 days of December 31, 2007.

CUSIP No. 67066G104	13 G	Page 3 of 10

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lori Huang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 22,255,104
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 22,255,104
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,255,104
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67066G104	13 G	Page 4 of 10

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Jen-Hsun Huang and Lori Huang, as Co-Trustees of the Jen-Hsun and Lori Huang Trust u/a/d May 1, 1995 (“Trust”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 22,255,104
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 22,255,104
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,255,104
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67066G104	13 G	Page 5 of 10

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) J. and L. Huang Investments, L.P. (“Huang Investments”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,237,239
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,237,239
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,239
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67066G104	13 G	Page 6 of 10

Item 1.
(a)	Name of Issuer :

NVIDIA Corporation

(b)	Address of Issuer’s Principal Executive Offices :

2701 San Tomas Expressway
Santa Clara, CA  95050

Item 2.
(a)	Name of Person Filing :

Jen-Hsun Huang
Lori Huang
Jen-Hsun Huang and Lori Huang, as Co-Trustees of The Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995 (“Trust”)
J. and L. Huang Investments, L.P. (“Huang Investments”)

(b)	Address of Principal Business Office or, if none, residence :

2701 San Tomas Expressway
Santa Clara, CA 95050

(c)	Citizenship :

Jen-Hsun Huang                                            USA
Lori Huang                                              USA
Trust                                                 California
Huang Investments                                        California

(d)	Title of Class of securities :

Common Stock, $.001 par value

(e)	CUSIP Number :

67066G104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4.	Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Jen-Hsun Huang                                           29,047,848*
Lori Huang                                             22,255,104**
Trust                                               22,255,104**
Huang Investments                                        1,237,239***

CUSIP No. 67066G104	13 G	Page 7 of 10

(b)	Percent of Class:

Jen-Hsun Huang                                               5.2%
Lori Huang                                                         4.0%
Trust                                                    4.0%
Huang Investments                                           0.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Jen-Hsun Huang                                           6,792,744*
Lori Huang                                                   0
Trust                                                          0
Huang Investments                                                0

(ii)	Shared power to vote or to direct the vote:

Jen-Hsun Huang                                               22,255,104**
Lori Huang                                                 22,255,104**
Trust                                                   22,255,104**
Huang Investments                                           1,237,239***

(iii)	Sole power to dispose or to direct the disposition of:

Jen-Hsun Huang                                           6,792,744*
Lori Huang                                                        0
Trust                                                       0
Huang Investments                                              0

(iv)	Shared power to dispose or to direct the disposition of:

Jen-Hsun Huang                                             22,255,104**
Lori Huang                                               22,255,104**
Trust                                                 22,255,104**
Huang Investments                                          1,237,239***

* Includes 6,792,744 shares issuable pursuant to options exercisable within 60 days of December 31, 2007.
**By virtue of their status as co-trustees of the Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 21,017,865 shares held by the Trust and the 1,237,239 shares held by Huang Investments, which the Trust is a general partner of, and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.
***By virtue of their status as co-trustees of the Trust that is a general partner of Huang Investments, each of Jen-Hsun and Lori Huang may be deemed to have shared beneficial ownership of the 1,237,239 shares held by Huang Investments and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

Item 5.	Ownership of Five Percent or Less of a Class :

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

CUSIP No. 67066G104	13 G	Page 8 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 67066G104	13 G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang

By: /s/ Lori Huang
Lori Huang

                                                                                                                        Jen-Hsun Huang and Lori Huang, as
                                                Co-Trustees of The Jen-Hsun and
                                                Lori Huang Living Trust u/a/d May 1, 1995

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang, Trustee

By: /s/ Lori Huang
Lori Huang, Trustee

                           J. and L. Huang Investments, L.P.

By: Jen-Hsun Huang and Lori Huang,
as Co-Trustees of The Jen-Hsun and
Lori Huang Living Trust u/a/d May 1, 1995,
its General Partner

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang, Trustee

By: /s/ Lori Huang
Lori Huang, Trustee

EXHIBITS

A:     Joint Filing Agreement

CUSIP No. 67066G104	13 G	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 14, 2008

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang

By: /s/ Lori Huang
Lori Huang

                                                                                                                        Jen-Hsun Huang and Lori Huang, as
                                                Co-Trustees of The Jen-Hsun and
                                                Lori Huang Living Trust u/a/d May 1, 1995

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang, Trustee

By: /s/ Lori Huang
Lori Huang, Trustee

                           J. and L. Huang Investments, L.P.

By: Jen-Hsun Huang and Lori Huang,
as Co-Trustees of The Jen-Hsun and
Lori Huang Living Trust u/a/d May 1, 1995,
its General Partner

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang, Trustee

By: /s/ Lori Huang
Lori Huang, Trustee